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19007265

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Silverwood Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Pleasant Street
(No. and Street)

Sherborn	**MA**	**01170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Hodson-Walker — **508-651-2194**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DiCicco, Gulman & Company, LLP
(Name - if individual, state last, first, middle name)

155 Federal Street, Suite 200	**Boston**	**MA**	**02110**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Hodson-Walker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Silverwood Partners, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Hodson-Walker
Signature

Managing Member
Title

Subscribed and sworn to before me this 27th day of February 2019

Anthony McWilliams
Notary Public

ANTHONY MCWILLIAMS
MY COMMISSION EXPIRES DECEMBER 08, 2024
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DGC
ACCOUNTING • TAX • ADVISORY

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Silverwood Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Silverwood Partners, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Silverwood Partners, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Silverwood Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Silverwood Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DiCicco, Gulman + Company LLP

We have served as Silverwood Partners, LLC's auditor since 2010.

Boston, Massachusetts
February 28, 2019

DICICCO, GULMAN & COMPANY LLP
155 Federal Street, Suite 200, Boston, MA 02110 781.937.5300 dgccpa.com

SILVERWOOD PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

ASSETS		
Cash	$	157,974
Accounts receivable		58,518
Prepaid expenses		5,702
TOTAL CURRENT ASSETS		222,194
Property and equipment, net		73,156
TOTAL ASSETS	$	295,350

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	67,420
MEMBERS' EQUITY		227,930
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	295,350

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Silverwood Partners, LLC, (the "Company"), located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies worldwide but primarily in the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for clients or perform custodial functions related to client securities. The Company is a limited liability company and shall have perpetual existence until it is dissolved, and its affairs are wrapped up in accordance with its operating agreement.

Note 2 - Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Credit Risk

At certain times, the Company maintains cash balances in excess of $250,000 in a financial institution. The Federal Deposit Insurance Corporation insures up to $250,000 for each depositor. The Company has not experienced any losses in such accounts and does not believe they are exposed to any significant credit risks

(c) Accounts Receivable

The Company carries its accounts receivable at amounts invoiced for services less an allowance for doubtful accounts, if necessary. Accounts receivable balances are written off after it is evident that collection efforts have little or no chance of immediate success. The Company charges interest on certain past due accounts receivable and the related interest income is recorded when received. The Company did not record interest income on its past due accounts during 2018. The allowance for doubtful accounts amounted to $25,000 as of December 31, 2018.

(d) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets or lease term, if shorter. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

Note 2 - Summary of Significant Accounting Policies (continued)

(e) Revenue Recognition

Effective January 1, 2018, The Company adopted Accounting Standards Update ("ASU") No. 2014-09 *Revenue from Contracts with* Customers and all related amendments to the ASU (collectively, "ASC 606") using modified retrospective method for all contracts which were not completed as of January 1, 2018. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company's implementation efforts included the identification of revenue stream subject to the guidance and the review of customer contract to determine the Company's performance obligations and the associated timing of each performance obligation. The Company concluded there is no material impact to the recognition and measurement of contracts with customers and related incremental costs to obtain or fulfill such contracts. Therefore, adoption of the standard did not require a cumulative-effect adjustment as of January 1, 2018.

The Company derives all of its revenues from the performance of investment banking services which is within the scope of ASC 606. Investment banking services include placement of securities, post-placement consulting services, and the provision of merger and acquisition advice. The Company enters into contracts with clients for periods usually lasting one year or less. The contracts include non-refundable retainer fees and/or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed. The Company's fees are paid at the time the Company signs an engagement letter, during the course of the engagement or when the engagement is completed. The Company recognizes revenue relating to retainer fees over time as the performance obligation is being satisfied. This is based on the premise that the Company transfers control of services and the client simultaneously reviews benefits from these services over the course of the engagement. Success fees, which are considered to be variable consideration, are included in the transaction price and recognized into revenue when it is determined that the reversal of revenue is not probable and the Company has completed the performance obligation which is typically at the closing of the transaction. When assessing probability, the Company applies a careful analysis and judgement to the remaining factors necessary for completion of the transaction, including factors outside of the company's control. Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are recognized into revenue at the point in time in which the Company has an unconditional right to payment. Deferred revenue represents contract liabilities for the amount billed or collected in advance of the performance obligations being completed.

Note 2 - Summary of Significant Accounting Policies (continued)

(f) Income Taxes

The Company is considered to be a partnership for federal and state income tax purposes. Accordingly, no provision for income taxes has been made in the accompanying financial statements because such taxes, if any, are the responsibility of the members. Accounting principles generally accepted in the United States of America prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. The Company has reviewed its pass-through status and has determined that this position is not subject to significant uncertainty.

The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by those authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2015. Currently, there are no income tax audits in process.

(g) Advertising Costs

The Company charges to operations all advertising costs at the time the obligation is incurred.

Note 3 - Revenue from Contracts with Customers

The Company did not have any contract assets or contract liabilities as of December 31, 2018. The Company's receivables for the year ended December 31, 2018 are as follows:

Balance at January 1, 2018	$	-
Increase (decrease)		58,518
Balance at December 31, 2018	$	58,518

Note 4 – Property and Equipment, Net

Property and equipment, net consists of the following:

Furniture and fixtures	$	18,021
HVAC		17,960
Land improvements		13,500
Leasehold improvements		93,100
		127,023
Less accumulated depreciation		53,867
	$	73,156

Note 5 – Retirement Plan

The Company sponsors a defined contribution retirement plan covering substantially all employees and members. Contributions to the plan are based on participant's annual compensation. The plan includes a section 401(k) salary deferral provision which allows employees to contribute to their individual accounts to the extent provided by law. The Company is required to match 100% of the first 3% contributed to the plan by participants and 50% of the next 2% of included compensation.

Note 6 – Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2018 the Company had net capital of $90,554, which was $85,554 in excess of its minimum net capital requirement (see Schedule I). The Company's ratio of aggregate indebtedness to net capital is 0.74 to 1.

Note 7 – Contingencies

From time to time, the Company may be involved in legal actions arising in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably. The Company establishes accruals for losses that management deems to be probable and subject to reasonable estimate.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, the date the financial statements were approved and authorized for issuance by management, and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to financial statements.